AMENDMENT NO. 1 TO SCHEDULE 13D


                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                 SCHEDULE 13D
                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934

                          UNITED PARK CITY MINES COMPANY
                                  (Name of Issuer)

                             COMMON STOCK, $.01 PAR VALUE
                           (Title of Class of Securities)


                                  911315208
                                 (CUSIP Number)

                               STEPHEN L. FARLEY
                              FARLEY CAPITAL L.P.
                          655 THIRD AVENUE, SUITE 2520
                            NEW YORK, NEW YORK  10017
                                (212) 557-7776

                (Name, address and telephone number of person
               authorized to receive notices and communications)

                                 August 19, 1997
            (Date of event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ].

      Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                Page 1 of 9 Pages

13D
CUSIP NO.  911315208
------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Labrador Partners L.P.

------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                    (a)  [x]
                                                                    (b)  [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                        WC
------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                                       - 0 -
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                       196,300
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                       - 0 -
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                       196,300
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                               196,300
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES *                        [ ]
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                7.3%
------------------------------------------------------------------------------
          (14)  TYPE OF REPORTING PERSON*
                                                PN
------------------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 2 of 9 Pages

13D
CUSIP No.  911315208
------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Farley Capital L.P.

------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [x]
                                                                    (b)  [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                        00
------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                 Delaware
------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                                        - 0 -
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                        28,500
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                        - 0 -
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        28,500
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                        28,500
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES*                         [ ]
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                         1.1%
------------------------------------------------------------------------------
          (14)  TYPE OF REPORTING PERSON*
                                         PN
------------------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 3 of 9 Pages

13D
CUSIP NO.  911315208
------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Stephen L. Farley
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [x]
                                                                    (b)  [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                        AF
------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                                      - 0 -
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                      224,800
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                      - 0 -
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                      224,800
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                      224,800
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                        8.3%
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON*
                                        IN
------------------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 4 of 9 Pages

ITEM 1.  SECURITY AND ISSUER.

          This Amendment No. 1 amends the statement on Schedule 13D (the "Statement") which was filed on July 8, 1997 and is being filed with the Securities and Exchange Commission (the "Commission") by the undersigned with respect to the common stock, par value $.01 per share ("Common Stock"), of United Park City Mines Company, a Delaware corporation (the "Issuer"), with its principal executive offices located at P.O. Box 1450 Park City, Utah 84060. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Statement.

     Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement.

                                 *     *     *

     Items 3,4 and 5 are hereby amended and restated as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The aggregate number of shares of Common Stock purchased by Labrador Partners L.P. ("Labrador Partners") and Farley Capital L.P. ("Farley Capital") and the net investment cost of such Common Stock is as follows:

                     Aggregate Number
                       of Shares of
                       Common Stock        Net Investment Cost

Labrador Partners          196,300            $ 3,887,701.14
Farley Capital              28,500            $   612,505.55

          The Common Stock purchased by Labrador Partners was purchased with its working capital. The Common Stock purchased by Farley Capital was purchased with the investment capital of each discretionary account under its management. No portion of the purchase price paid by Labrador Partners or Farley Capital was borrowed.

ITEM 4.  PURPOSE OF TRANSACTION.

           The purpose of the acquisition of the Common Stock by Labrador Partners and Farley Capital is for investment. Labrador Partners, Farley Capital and Stephen L. Farley ("Farley") (the "Reporting Persons", and individually, each a "Reporting Person") reserve the right to buy additional securities of the Issuer or sell securities of the Issuer from time to time. The Reporting Persons have no present plans or proposals which relate to, or could result in, any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider their position with respect to the Issuer, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.






                                  Page 5 of 9 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

           (a) The following is the aggregate amount of Common Stock that is beneficially owned by each Reporting Person:

                             Aggregate Number
                               of Shares of               Percentage
Name                           Common Stock                of Class

Labrador Partners               196,300                      7.3%
Farley Capital                   28,500                      1.1%


           Farley does not directly own any of the Common Stock. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, Farley may be deemed an indirect beneficial owner of 224,800 shares of Common Stock by virtue of his position as managing general partner of Labrador Partners (196,300 shares) and Farley Capital (28,500 shares).

           In the aggregate, the Reporting Persons beneficially own a total of 224,800 shares of Common Stock, constituting approximately 8.3% of the outstanding shares of Common Stock of the Issuer.

           The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each Reporting Person herein is based upon 2,701,682 shares outstanding, which is the total number of shares of Common Stock outstanding as of June 30, 1997, as reflected in the Issuer's quarterly report on Form 10-Q filed with the Commission for the quarter ended June 30, 1997 (which is the most recent Form 10-Q on file).

           (b) Each of Labrador Partners and Farley Capital have the power to vote and dispose of the shares of Common Stock beneficially owned by them, which power may be exercised by Farley.

           (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock by Labrador Partners and Farley Capital from the 60th day prior to August 22, 1997 and from June 23, 1997 through August 20, 1997 are set forth in Schedule A and Schedule B hereof. All such transactions were open market transactions effected through the New York Stock Exchange.

           (d) Except as set forth above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock.

           (e)   Not applicable.

                                 *     *     *








                                 Page 6 of 9 Pages

                                 SIGNATURES

           After reasonable inquiry and to the best knowledge and belief of each of the Reporting Persons, each such person or entity certifies that the information set forth in this statement is true, complete and correct and agrees that this statement is filed on behalf of each of them.

Dated:  August 22, 1997


                                   By:  /s/ Stephen L. Farley
                                        --------------------------------------
                                        Stephen L. Farley, individually and as
                                        managing general partner of each of
                                        Labrador Partners L.P. and Farley
                                        Capital L.P.







































                                 Page 7 of 9 Pages

                                   Schedule A
                                   ----------

                               Labrador Partners L.P.
                               ----------------------

                           Transactions in the Common
                               Stock of the Issuer
                           ---------------------------



          Date of           No. of Shares
        Transaction        Purchased (Sold)         Price Per Share
        -----------        ----------------         ---------------

         6/23/97             11,500                     $20.5000
         6/24/97              8,000                      21.0469
         6/25/97              7,500                      21.0000
         6/26/97              2,500                      20.5750
         6/30/97              5,500                      22.1136
         6/30/97              2,500                      21.5750
         7/1/97                 800                      21.7500
         7/1/97               2,000                      22.0000
         7/3/97               8,000                      22.0234
         7/7/97              32,700                      22.2900
         7/8/97               1,500                      23.6250
         7/10/97              1,000                      23.6250
         7/10/97              1,500                      23.5000
         7/11/97              2,500                      23.7500
         7/14/97              1,000                      23.6250
         7/14/97              2,500                      23.7500
         7/15/97              1,100                      23.7500
         7/16/97                500                      23.7500
         7/16/97                600                      23.8125
         7/24/97              1,800                      24.3646
         7/28/97                800                      24.4375
         7/29/97              1,000                      24.8750
         7/30/97                500                      24.9375
         7/31/97                500                      24.9375
         8/1/97               2,000                      24.8125
         8/6/97                 300                      25.0000
         8/6/97                 200                      24.8125
         8/8/97               1,500                      25.0000
         8/11/97              1,000                      24.5313
         8/12/97                800                      24.5625
         8/19/97              3,700                      22.7060
         8/20/97              4,000                      22.9800







                                 Page 8 of 9 Pages

                                   Schedule B
                                   ----------

                               Farley Capital L.P.
                               -------------------

                           Transactions in the Common
                               Stock of the Issuer
                           ---------------------------


          Date of           No. of Shares          Price Per Share
        Transaction        Purchased               (Excluding Commission)
        -----------        ----------------        -----------------------


         6/23/97              4,000                     $20.4375
         6/23/97                500                      20.5000
         6/23/97              1,500                      20.8750
         6/23/97              1,000                      20.0000
         6/23/97              1,000                      19.9375
         6/23/97                500                      20.0000
         6/30/97              8,000                      20.9062
         6/30/97              2,000                      21.1250
         6/30/97              1,000                      21.0000
         6/30/97              1,000                      20.8750
         6/30/97              1,000                      21.0000
         7/8/97                 400                      23.2500
         7/8/97               2,300                      23.5760
         7/8/97                 500                      23.625
         7/17/97                600                      24.00
         7/18/97                200                      24.00
         7/23/97              1,400                      24.0535
         7/23/97                600                      24.125
         7/23/97                400                      24.125
         7/24/97                500                      24.25
         7/25/97                100                      24.1875











                                 Page 9 of 9 Pages